SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We recorded the best load factor in international flights for the month of June

In the international market we registered a load factor of 79.6% and market share of 90.6%

São Paulo, July 21, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of June 2011.

Domestic market

In the domestic market, we achieved a demand growth (in RPK) of 15.5%, combined with an increase of 10.7% in the supply (in ASKs), compared with June 2010, which led to an increase in the load factor of 2.8 p.p. to 66.6%. Our market share in the domestic market was 41.7%.

Regarding the domestic yield in June, we observed a recovery in comparison with the previous month, reflecting the movement of rationality observed in the market.

Cumulatively for the period from January to June of 2011 compared with 2010, our demand grew by 22.2%, while the supply growth stood at 14.3%, resulting in a 4.5 percentage point increase in the load factor, reaching 69.8%.

We reiterate our estimates for 2011. In the first half of 2011 the growth of domestic supply (ASK) was slightly above our estimate, which is between 10% and 14%. We believe that due to the strong comparison base of the second half of 2010 we will achieve our growth target for the year in the domestic market which is between 10% and 14%. Our load factor in the first half of 2011 was 69.8%, in line with our expectation among the range of 67.5% to 70%.

International market

In the international market, compared to the same month last year, we saw a rise of 9.0% in demand (in RPK) with a 8.5% increase in supply (in ASK) resulting in an increase of 0.4 p.p. in load factor reaching 79.6%. Our market share among Brazilian carriers in June was 90.6%.

The international demand remains strong and consistent in June which recorded a international yield in dollar slightly lower than the previous month, mainly due to normal seasonality of the period and the Corpus Christi holiday, increasing the number of passengers flying for leisure proposes.

Cumulatively for the period from January to June of 2011, our demand grew by 18.6%, while the supply growth stood at 13.0%. The load factor stood at 80.8%, a 3.9 p.p. increase compared to the same period last year.

Tables

Domestic Market	June 2011	June 2010	Var. % YoY	May 2011	Var. % MoM	Jan-Jun 2011	Jan-Jun 2010	Var. % YoY
TAM
ASK (millions) – Supply	3,884	3,510	10.7%	4,156	-6.6%	24,037	21,037	14.3%
RPK (millions) – Demand	2,588	2,242	15.5%	2,812	-7.9%	16,784	13,734	22.2%
Load Factor	66.6%	63.9%	2.8 p.p.	67.6%	-1.0 p.p.	69.8%	65.3%	4.5 p.p.
Market share	41.7%	43.2%	-1.5 p.p.	44.4%	-2.8 p.p.	42.7%	42.4%	0.3 p.p.

International Market	June 2011	June 2010	Var. % YoY	May 2011	Var. % MoM	Jan-Jun 2011	Jan-Jun 2010	Var. % YoY
TAM
ASK (millions) – Supply	2,327	2,146	8.5%	2,437	-4.5%	13,949	12,340	13.0%
RPK (millions) – Demand	1,853	1,700	9.0%	2,001	-7.4%	11,276	9,511	18.6%
Load Factor	79.6%	79.2%	0.4 p.p.	82.1%	-2.5 p.p.	80.8%	77.1%	3.8 p.p.
Market share	90.6%	89.5%	1.1 p.p.	89.6%	0.9 p.p.	87.8%	88.1%	-0.3 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Airlines
and Investor Relations Director TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

Phone: (55) (11) 5582-9748/7441/7442/8795
Mobile. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)
We operate direct flights to 48 destinations in Brazil and 19 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 44.4% in May; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.6% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (155 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 14 million tickets via point redemption and is part of the Multiplus network, currently with 8.3 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,160 destinations in 181 countries.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.